2468 Historic Decatur Rd. Suite 140 San Diego, CA 92106 Phone 619-353-0800

August 30, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Joshua Gorsky, Esq.

Re:	Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-265782)

Mr. Gorsky:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sigyn Therapeutics, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-265782), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) on the grounds that the Company, in connection with its pursuit of an alternative financing opportunity, has decided not to engage in the offering to which the Registration Statement relates at this time. The Company believes that such withdrawal is consistent with the public interest and the protection of investors.

The Registration Statement and has not been declared effective by the Commission. No shares of common stock of Company have been, or will be, issued or sold under the Registration Statement, and all activities in respect of the public offering contemplated thereby have been discontinued. The Company requests that, in accordance with Securities Act Rule 457(p), all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact me at (619) 353-0800.

Sincerely,

/s/ James Joyce

James Joyce
Chief Executive Officer